BARATTA & GOLDSTEIN
                                ATTORNEYS AT LAW
                                597 FIFTH AVENUE
                              NEW YORK, N.Y. 10017
                                   ----------
                                 (212) 750-9700

JOSEPH P. BARATTA                                     FACSIMILE:  (212) 750-8297
HOWARD J. GOLDSTEIN                                            info@baragold.com
  -----------
LOUIS R. AIDALA                                                       OF COUNSEL
JOAN PALERMO                                                 MARGARET M. STANTON
JOSEPH A. BARATTA*                                                LINDA MARYANOV
                                                            SAMUEL M. GREENFIELD


                               September 27, 2005


      Via EDGAR and Federal Express

      Securities and Exchange Commission
      450 Fifth Street, N.W.
      Washington D.C. 20549
      Attn: Jeff Shadey, Esq


                        Re: TNT Designs, Inc. Registration Statement of Form SB-2 filed April 6, 2005 (File No. 333-123941) Response to Comment Letter issued May 6, 2005

      Dear Mr. Shady,

      On behalf of TNT Designs, Inc. ("TNT" or the "Company"), we enclose responses that correspond directly to the numbered comments in the Commission's letter of May 6, 2005. Additional commentary is provided where appropriate to direct the Commission's attention to supplemental responses and/or revisions with respect to the Registration Statement. Please note that TNT has filed an amended registration statement on Form SB-2/A (No.1) which includes amendments in accord with the supplemental responses, updated financial statements and other disclosures to reflect financial results through May 31, 2005 as well as recent material subsequent events.

      Additionally, we have manually marked a "hard copy" of the sections of the Registration Statement relevant to the supplemental responses which have been forwarded by Federal Express to your attention.

            General

            1. Please tell us how the resale of securities by the selling security holders does not constitute an indirect primary offering. In connection with your analysis, please discuss the following facts:

                        o how long the selling shareholders have held the securities;

                        o the circumstances under which the selling shareholders received the securities;

                        o the selling shareholders' relationship to the issuer;

                        o     the amount of securities involved;

                        o whether the sellers are in the business of underwriting securities; and

                        o whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

            In addition, please discuss whether the purchasers in the private offering were given registration rights. Finally, please provide us with a copy of the private offering memorandum given to purchasers in the March 2005 private offering.

      Response

            Twenty three of the twenty five selling shareholders purchased their shares in arms length transactions in private placements. One of the selling shareholders acquired shares for services rendered to TNT and one of the selling shareholders acquired founder shares. The selling shareholders are not underwriters selling on behalf of TNT but rather solely for their own accounts. All selling shareholder have either purchased their shares or acquired their shares in exchange for services rendered to the Company and are at risk for their total investment as a market for their shares may never develop. The common stock has been issued to the selling shareholders and the shares have been held for periods ranging between six to nineteen months. Selling shareholders are anticipated to hold their shares at least until such time as a public market develops for TNT's common stock, if ever. While four of the selling shareholders are related to the TNT's sole officer and director, the remaining twenty selling shareholders are not affiliated with the Company. Further, we have been advised that none of the selling shareholders are in the business of underwriting securities, and are not acting as a conduit for TNT as the Company will receive no consideration from the sale of the shares by selling shareholders should a public market ever develop for the Common Stock.

            TNT further advises by supplemental response that there were no private placement memoranda in connection with the March 2005 offering.

      2. We note your use throughout the prospectus of the term "Company" to refer to TNT Design, Inc. The term "Company" is a vague, abstract term. Please revise to use your actual company name or a shortened version of it.

      Response

            The prospectus has been amended in accordance with the Plain English Rule to delete the term "Company" and replace with references "TNT Designs, Inc." or "TNT" where appropriate.

      3. We note that Ms. Tandon is the sole officer, director and member of management. We also note that you use the terms "management" and "we" to refer to Ms.Tandon. Please revise your prospectus to clarify throughout your disclosure that TNT Design, Inc. has only one officer, director and member of management.

      Response

            The prospectus has been amended throughout to consistently reflect that TNT currently has only one officer (employee) and director.

      4. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

      Response

            TNT Designs does not intend to include graphics, maps, photographs, and related captions or other artwork including logos in its final prospectus.

      5. We note the reference to your website at the bottom of page 12. Please confirm supplementally that all material information that is included in your website can be found in the prospectus.

      Response

            TNT's website has limited information posted at the current time as it is still being developed, however TNT supplementally confirms that material information currently on the website is included in the prospectus and TNT undertakes to update the prospectus when necessary to add any additional material information when posted on the website.

      6. Please provide disclosure on the cover discussing the applicability of the penny stock rules to transactions in TNT Design's securities.

      Response

            Additional disclosure has been added to the cover of the prospectus discussing the applicability of the penny stock rules to TNT's common stock. In addition, the risk factor regarding penny stock rules is also cross referenced on the prospectus cover.

      Prospectus Summary, page 1

      7.    Please include the following in your summary:

                        o     you have incurred losses since inception;
                        o that Ms. Tandon is the sole officer and director as well as your controlling stockholder and that you have no employees;
                        o     you have not generated revenues since inception;
                              and
                        o     quantify your total accumulated deficit.

      Response

            The additional disclosure regarding losses incurred since inception, Ms. Tandon being the sole officer and director and controlling stockholder, no revenues having been generated and TNT's accumulated deficit have been added to the prospectus summary.

      8. Please consider disclosing the address of your website in this section.

      Response

            In addition to listing TNT's website in the Description of Business section of the prospectus, the prospectus summary has been revised to include the website address.

      Forward-Looking Action, page 3

      9. Please delete references to the Private Securities Litigation Reform Act here and elsewhere in your document if it appears. The "safe harbor" provided for by the Private Securities Litigation Reform Act only applies to statements made by issuers who at the time the statement is made are subject to the reporting requirements of Exchange Act Section 13(a) or 15(d). It also does not apply to companies that issue penny stock. See Securities Act Section 27A and Exchange Act Section 21E.

      Response

            Reference to the Private Securities Litigation Reform Act has been removed in accordance with the comment.

      Risk Factors, page 3

      10. You indicate in your introductory paragraph that these risk factors "among others" may cause actual results to differ materially from the statements made in this prospectus. It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced. Please revise.

      Response

            The wording "among others" has been removed from the introductory paragraph. The amended and new risk factors set forth in the prospectus section of the SB-2/A (No, 1) are deemed to be the material risk by TNT.

      11. Currently, some of your risk factor headings are difficult to distinguish from your general text. Please consider revising this section to highlight each risk factor heading. For example, consider using boldface type, italics, or underlining each risk factor headings.

      Response

            The Company advises that the conversion to PDF format for EDGAR filing made the headings for the Risk Factors difficult to distinguish from the risk factors themselves. The Risk Factors format in Pre-Effective Amendment No. 1 has been revised so that all headings will be in capital letters.

      12. Many of your risk factor subheadings state a fact, or describe some aspect of your business, rather than state a risk. These risk factors convey the cause of concern, but not the effect. This requires the reader to infer the risk. Revise your captions to accurately convey the risks that relate to the facts you present. For example, but not limited to:

                        o     "We have no revenues;"

                        o "Our future operating results will be difficult to predict;"

                        o "Because we do not intend to pay any dividends on our common shares." and

                        o "We can not guarantee we will ever develop a customer base"

      Response

            Risk factor captions that state a fact as opposed to stating a specific risk have been revised. Specifically:

                        o The caption of the fifth risk factor under the subheading "Risks Related to Our Financial Condition" on page 4 has been revised from "We Have No Revenues" to read "TNT IS A DEVELOPMENT STAGE COMPANY WITH NO REVENUES TO DATE AND THERE CAN BE NO ASSURANCES THAT TNT WILL EVER BE SUCCESSFUL IN GENERATING REVENUE THROUGH OUR BUSINESS AND MARKETING STRATEGY."

                        o The caption of the sixth risk factor under the subheading "Risks Related to Our Financial Condition" on page 4 has been revised from "Our Future Operating Results Will Be Difficult to Predict" to read "AS A DEVELOPMENT STAGE COMPANY WITH NO HISTORY OF OPERATIONS OUR ABILITY TO ACCURATELY PREDICT FUTURE OPERATING RESULTS IS LIMITED."

                        o The caption of the second risk factor under the subheading "Risks Related to the Market for Our Common Stock" on page 4 has been revised from "Because We Do Not Intend to Pay any Dividends On Our Common Shares, Investors Seeking Dividend Income or Liquidity Should Not Purchase Our Shares." to read "AS TNT HAS NO REVENUES AND NO ABILITY TO ACCURATELY ANTICIPATE OPERATING RESULTS THERE CAN BE NO ASSURANCES THAT TNT WILL EVER PAY DIVIDENDS ON ITS COMMON STOCK."

                        o The caption of the sixth risk factor under the subheading "Risks Related to Our Business" on page 7 has been revised from "We Cannot Guarantee We Will Ever Develop a Customer Base." to read "AS WE HAVE NO OPERATING HISTORY THERE CAN BE NO ASSURANCES THAT WE WILL EVER DEVELOP A CUSTOMER BASE THAT WILL ACCEPT OUR PRODUCTS."

                        o The caption of the eighth risk factor under the subheading "Risks Related to Our Business" on page 7 has been revised from "We Depend on Our Key Employees." to read "TNT CURRENTLY HAS ONLY ONE OFFICER AND EMPLOYEE AND MAY NOT BE ABLE TO RETAIN QUALIFIED ADDITIONAL EMPLOYEES IF AND WHEN REQUIRED."

                        o The caption of the ninth risk factor under the subheading "Risks Related to Our Business" on page 7 has been revised from "We Are Currently Dependent For All Products We Intend to Sell and Distribute Through Our Only Alliance Agreement." to read "TNT CURRENTLY IS A PARTY TO ONLY ONE ALLIANCE AGREEMENT AS THE SOURCE FOR PRODUCTS WE INTEND TO SELL AND SHOULD THERE BE A BREACH UNDER THE AGREEMENT BY EITHER PARTY OR A PROBLEM OBTAINING PRODUCT UNDER THE AGREEMENT OUR ABILITY TO GENERATE REVENUE AND PROFITS MAY BE ADVERSELY AFFECTED."

      Risks Related to Our Financial Condition, page 3

      Our short operating history makes our business difficult to evaluate

      13. Please revise to clarify that you have not generated revenues since inception. Your disclosure under this heading states that you have "very little operating history or revenues," which implies that you have generated revenues.

      Response

            The second sentence in the risk factor has been revised to read "We were incorporated on February 17, 2004, and are a start up company with very little operating history and no revenues to date."

      As we are a development stage enterprise, our failure to secure ..., page
      3

      14. In order to give depth to your disclosure, please revise to quantify the amount of funds you will need to raise in the next 12 months in order to achieve your business objectives.

      Response

            The risk factor titled "WITH A SHORT OPERATING HISTORY, TNT'S BUSINESS IS DIFFICULT TO EVALUATE" has been revised to set forth the anticipated amount of funds needed the next twelve months to successfully implement TNT's business plan.

            "TNT will require additional financing in order to establish profitable operations. TNT anticipates that we will require approximately $120,000.00 over the next twelve months to implement its business plan. Such financing may not be forthcoming. Even if additional financing is available, it may not be available on terms we find favorable. Failure to secure additional financing may have a very serious affect on TNT's ability to develop viable business operations. Even if TNT were successful in raising $120,000.00 over the ensuing twelve months, TNT may still may not be able to implement its business plan successfully."

      Our future operating results will be difficult to predict, page 4

      15. We note you have presented several factors that may affect your future financial results. If material, please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented. Additionally, some of these risks are repeated in other risk factors. Please delete all redundancies.

      Response

            Several of the sub-points in this risk factor, (the title of which has been modified - see bullet point 2 in response to comment 12 above) are intended to set forth in general terms risks associated with predicting operating results, however the specific factors are discussed in greater detail in existing or newly added risk factors as denoted below.

            o The first bullet point "Our ability to successfully market our products;" is discussed in greater detail under the subheading "Risks Related to Our Business" specifically in the sixth risk factor on page 7, the caption of which has been revised (see bullet point 4 in response to comment 12 above) from "We Cannot Guarantee We Will Ever Develop a Customer Base." to read "AS WE HAVE NO OPERATING HISTORY THERE CAN BE NO ASSURANCES THAT WE WILL EVER DEVELOP A CUSTOMER BASE THAT WILL ACCEPT OUR PRODUCTS."

            o The second bullet point "Our ability to import products from India, the main source of our products;" and the third bullet point "Our ability to perform under our distribution and alliance agreement;" under this risk factor are discussed in greater detail under the subheading "Risks Related to Our Business" specifically in the ninth risk factor on page 7 which title has been revised (see bullet point 6 in response to comment 12 above) to read "TNT CURRENTLY IS A PARTY TO ONLY ONE ALLIANCE AGREEMENT AS THE SOURCE FOR PRODUCTS WE INTEND TO SELL AND SHOULD THERE BE A BREACH UNDER THE AGREEMENT BY EITHER PARTY OR A PROBLEM OBTAINING PRODUCT UNDER THE AGREEMENT OUR ABILITY TO GENERATE REVENUE AND PROFITS MAY BE ADVERSELY AFFECTED."

            o The fourth bullet point "The amount and timing of costs relating to expansion of our operations;" under this risk factor is discussed in greater detail under the subheading "Risks Related to Our Financial Condition" specifically in the second risk factor on page 3 "AS TNT IS A DEVELOPMENT STAGE ENTERPRISE, TNT'S FAILURE TO SECURE ADDITIONAL FINANCING MAY AFFECT ITS ABILITY TO SURVIVE."

            o A new risk factor that more fully describes the risk being presented in the fifth bullet point "Our ability to identify and enter into successful strategic ventures;" has been added under the subheading "Risks Related to Our Business" on page 7.

            TNT IS DEPENDENT ON ENTERING INTO STRATEGIC ALLIANCES AND DISTRIBUTORSHIP AGREEMENTS WITH THIRD PARTIES FOR PRODUCTS THAT TNT INTENDS TO SELL

            As a wholesaler and distributor of women's accessories and cosmetics, TNT does not produce nor does it intend to produce any products that TNT intends to sell, but rather TNT intends to obtain these products from third parties under alliances or distribution agreements TNT may enter into. TNT is currently a party to a single agreement. In the event TNT's current alliance agreement is not successful or TNT can not enter into additional alliance or distribution agreements with parties for products that are acceptable to consumers, our future operating results, if any, will be adversely affected."


            o The sixth bullet point "General economic conditions and economic conditions specific to our industry." is a general risk but is presented in conjunction with the other points summarized in this risk factor.

      16. We refer to the second bullet point that refers to India as the "main source" of your products. Since you currently have only on agreement with one provider, please revise to clarify that this is the sole source of the products you seek to import.

      Response

            The second bullet point has been revised to reflect that India is currently the sole source of products that TNT intends to import at this time.

            Additionally, the risk factor titled "TNT CURRENTLY IS A PARTY TO ONLY ONE ALLIANCE AGREEMENT AS THE SOURCE FOR PRODUCTS WE INTEND TO SELL AND SHOULD THERE BE A BREACH UNDER THE AGREEMENT BY EITHER PARTY OR A PROBLEM OBTAINING PRODUCT UNDER THE AGREEMENT OUR ABILITY TO GENERATE REVENUE AND PROFITS MAY BE ADVERSELY AFFECTED." Also reflects that TNT's current alliance agreement is the sole source of the product it intends to sell.

      17. We refer to the fourth and fifth bullet points under this heading. Since you do not discuss, in any detail, your expansion plans or plans to acquire other companies, please consider whether these points pose material risks to investors. Alternatively, please revise your disclosure in the "Business" or "Plan of Operation" sections to discuss these items.

      Response

            Please refer to the applicable responses to comment 15 above.

      Risks Related to the Market for Our Common Stock, page 4

            There is no active trading market for our common stock ... page 4

      18. Please revise the heading to remove the implication that, unless your shares are traded on the OTC Bulletin Board, investors will be "unable" to sell their shares. As you indicate on the cover page and elsewhere, the selling shareholders will be able to sell their shares at a fixed price of $0.10 unless a market develops, and thereafter, at market prices or in privately negotiated transactions.

      Response

            The risk factor heading has been revised to read: "THERE IS NO ACTIVE TRADING MARKET FOR OUR COMMON STOCK AND IF A MARKET FOR OUR COMMON STOCK DOES NOT DEVELOP IT MAY BE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES."

      Risk Related to Our Business, page 6

            We have only commenced our business operations in February 2004 ..., page 6

      19. In connection with your disclosure regarding the fact that the agreement you have only applies to New York State which may affect your ability to sell Radico's products on a greater scale in the future, please supplementally advise as to whether Radico has entered into similar exclusive agreements with other wholesalers for other geographic regions in the United States. If so, please disclose this here and discuss this in the "Business" or "Plan of Operation" section of the prospectus.

      Response

            TNT advises supplementally that to its knowledge Radico has not entered into other similar exclusive agreements with other wholesalers elsewhere in the United States.

            If we cannot locate qualified personnel, we may have to suspend or cease operations..., page 6

      20. Please revise your risk factor subheading to reflect the facts you describe in the body of your risk factor.

      Response

            The risk factor subheading has been revised to read "AS TNT CURRENTLY HAS ONLY ONE EMPLOYEE WHO SERVES AS THE SOLE OFFICER AND DIRECTOR, TNT'S ULTIMATE SUCCESS MAY BE DEPENDENT ON DECISIONS OR ACTIONS UNDERTAKEN BY ONE INDIVIDUAL WITHOUT THE BENEFIT OF REVIEW OR INPUT OF OTHERS."

      21. You indicate that your sole officer and director's decision and choices may not take into account standard practices companies commonly use within your industry. In order to give depth to your risk factor, revise to indicate what types of standard practices used by your industry that may not be followed by your officer and director. In addition, in light of your disclosure indicating that she has experience in this industry, please clarify to indicate why she may not follow these standard practices.

      Response

            TNT advises supplementally that the general risk set forth in the risk factor deals with a single individual being responsible for making all operational decisions for a company without the benefit of input or opinion from others, not necessarily that Ms. Tandon will deviate from standard business practices.

            Inability of officers and directors to devote sufficient time to the operation of the business may limit our success, page 6

      22. Please revise your risk factor to quantify the approximate amount of time your sole officer and director dedicates to TNT Designs.

      Response

            The risk factor has been revised to read:

            "Presently our sole officer and director allocates approximately 5-10 hours a week to the operation of our business. Should our business develop faster than anticipated, she may not be able to devote sufficient time to the operation of the business to ensure that we continue in business. Even if this lack of sufficient time of our management is not fatal to our existence it may result in limited growth and success of the business."

            We lack an operating history and have losses which we expect to continue into the future..., page 6

      23. We note you have presented seven risks that are inherent to development stage companies, many of which could apply to any company. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented. Focus on how these risks may affect your business in a degree or manner that is different or more significant than other development stage companies. Additionally, some of these risks are repeated in other risk factors. Please delete all redundancies.

      Response

            TNT advises supplementally that the risks enumerated under this risk factor are discussed in greater detail in the prospectus, specifically:

            o The first subheading "Our ability to enter into additional strategic alliances that are successful" is discussed in greater detail under the subheading "Risks Related to Our Business" specifically in the ninth risk factor on page 7 which title has been revised (see bullet point 6 in response to comment 12 and bullet point 2 response to comment 15 above) to read "TNT CURRENTLY IS A PARTY TO ONLY ONE ALLIANCE AGREEMENT AS THE SOURCE FOR PRODUCTS WE INTEND TO SELL AND SHOULD THERE BE A BREACH UNDER THE AGREEMENT BY EITHER PARTY OR A PROBLEM OBTAINING PRODUCT UNDER THE AGREEMENT OUR ABILITY TO GENERATE REVENUE AND PROFITS MAY BE ADVERSELY AFFECTED."

            o The second subheading "Our ability to generate revenues" is discussed in greater detail in the risk factor titled "TNT IS A DEVELOPMENT STAGE COMPANY WITH NO REVENUES TO DATE AND THERE CAN BE NO ASSURANCES THAT TNT WILL EVER BE SUCCESSFUL IN GENERATING REVENUE THROUGH OUR BUSINESS AND MARKETING STRATEGY." (see bullet point 1 to response 12)

            o The third, fifth and sixth subheadings "Our ability to gain market acceptance of our product"; "Development of a strong customer base" and "Acceptance of our product" are redundant and as such the subheading "Acceptance of our product" has been deleted. The risks associated with gaining market acceptance of product are discussed in greater detail under the risk factor "AS WE HAVE NO OPERATING HISTORY THERE CAN BE NO ASSURANCES THAT WE WILL EVER DEVELOP A CUSTOMER BASE THAT WILL ACCEPT OUR PRODUCTS" (see bullet point 4 to response 12 and bullet point 1 to response 15).

            o The fourth subheading "Development of and execution of our business plan" is discussed in greater detail under the risk factor "BECAUSE WE ARE SMALL AND DO NOT HAVE SUBSTANTIAL CAPITAL, WE MUST LIMIT MARKETING OUR PRODUCTS TO POTENTIAL CUSTOMERS AND SUPPLIERS. AS A RESULT, WE MAY NOT BE ABLE TO ATTRACT ENOUGH CUSTOMERS TO OPERATE PROFITABLY. IF WE DO NOT MAKE A PROFIT, WE MAY HAVE TO SUSPEND OR CEASE OPERATIONS".

            o The final subheading "Maintaining and attracting talented and experienced personnel..." is discussed in greater detail in the risk factor "TNT CURRENTLY HAS ONLY ONE OFFICER AND EMPLOYEE AND MAY NOT BE ABLE TO RETAIN QUALIFIED ADDITIONAL EMPLOYEES IF AND WHEN REQUIRED."

            We cannot guarantee we will ever develop a customer base, page 7

      24. Please revise to clarify whether you will need to develop agreements with additional suppliers in order to offer products for sale. The last sentence under this risk factor heading appears to imply that additional suppliers may be needed in order to generate sales.

      Response

            The Company advises supplementally that at the current time it has only one supplier, Radico Export Import Ltd. and has not to date offered to distribute and sell products under its distributorship and alliance agreement with Radico. TNT may be able to generate sales solely from the distributorship alliance agreement with Radico, however in that it has not commenced efforts to sell and distribute Radico products, it is unaware whether the agreement with Radico will generate sales or whether TNT will need to enter into agreements with additional suppliers should the Radico products not be readily accepted by customers.

            We are currently dependent for all products we intend to sell and distribute through our only alliance agreement. page 7

      25. You indicate that should you have difficulty obtaining apparel products from Radico or difficulty importing "these products from other sources", your business may be adversely affected. Please revise to identify whether you have "other sources" of Radico's products.

      Response

            The risk factor has been amended to clarify that TNT currently only has one source for its products. The revised risk factor reads:

            "Our sole alliance agreement for the importation and sale of our products is with Radico Import Export Ltd., an Indian corporation. Should we have difficulty obtaining apparel products from Radico or should we have difficulty entering into other alliance agreements for importing these products from other sources, our business operations may be adversely affected and we may required to cease operations."

      Selling Security Holders, page 8

      26. We refer to your statement that the shares registered on behalf of the selling shareholders may be "sold in any and all states that recognize an effective registration statement." Please expand your disclosure to provide guidance to the selling shareholders and prospective purchasers as to what states recognize an effective registration statement and whether you will seek to have your shares registered in any other states.

      Response

            TNT is currently blue skied in Georgia, New Jersey and New York. The first paragraph in the Selling Security Holders section has been amended to reflect the foregoing as well as providing that the company may seek to have its shares registered in other states as it deems necessary.

      27. Please revise the table on page 8 to show that Ms. Tandon will own approximately 65 percent of the aggregate issued and outstanding shares following the proposed offering, not 100 percent, as currently disclosed.

      Response

            The percentage of common stock beneficially owned by Ms. Tandon following the offering that appears in the Selling Security Holder table has been revised to reflect 65.43% of the total issued and outstanding shares.

      Plan of Distribution, page 9

      28. We note your disclosure in the second paragraph under this heading that states selling security holders may also sell shares under Rule
            144. Please revise to indicate the number of shares that are held by affiliates and are limited by timing and volume constraints imposed by Rule 144.

      Response

            The second paragraph under Plan of Distribution has been revised to read:

            "The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Pursuant to Rule 144, if restricted or other securities are sold for the account of an affiliate, the amount of securities sold, together with all sales of restricted and other securities of the same class for the account of such person within the preceding three months, shall not exceed the one percent of the shares of Common Stock outstanding as shown by the most recent report or statement published by the Company. The Company currently has 2,292,500 shares of Common Stock issued and outstanding and 2,150,000 shares of Common Stock are held by affiliates which would in turn permit an affiliate to sell 22,925 shares of restricted common stock pursuant to Rule 144 every three months."

            Directors, Executive Officers, Promoters and Control Persons, page
            10

      29. Please revise to expand your discussion of Ms. Tandon's business experiences. For example, describe how Ms. Tandon was "involved" as an entrepreneur in the apparel, home furnishings, travel and fashion accessories industry. Provide dates and positions served for each position in the last five years. See Item 401 of Regulation S-B.

      Response

            Discussion related to Ms. Tandon's business experience in specific positions has been added in accordance with the comment.

      30. Please revise to include the term of office for each officer and director. See item 401(a)(3) of Regulation S-B.

      Response

            The biographical paragraph appearing directly after the table of Directors, Executive Officers and Significant Employees has been revised to reflect that the initial term that Ms. Tandon will serve as a director will be a period of three years or through February 2007.

      Description of Securities. page 11

      31. Please revise your disclosure to describe any provision in the charter or by-laws that would delay, defer or prevent control of TNT Design's. If you do not have any such provision, state so. See Item 202(a)(4) of Regulation S-B.

      Response

            The last sentence in the second paragraph under the section Description of Securities has been revised to read as follows:

            "There are no redemption or sinking fund provisions applicable to the common stock and there are presently no provisions in our certificate of incorporations or by-laws that would:

            o Discourage potential acquisition proposals (i.e. shareholder rights plan also know as a "poison pill");

            o     Delay or prevent a change in control; or

            o Diminish stockholders' opportunities to participate in tender offers for our common stock."

      Description of Business, page 12

            Overview, page 12

      32. Please clarify whether you intend to serve as a wholesaler and distributor of Radico products, as indicated here, or whether you intend to serve as a specialty retailer as implied by your disclosure that discusses competition within the specialty retail industry. We refer to page 7. In addition, on page 12 you discuss selling items from a fixed retail location. Please revise or advise.

      Response

            TNT has supplemented the disclosure to set forth that it intends to serve as both a wholesaler and distributor as well as a "fashion consultant" with respect to retail sales. TNT intends to sell items from fixed retail locations such as hotel rooms, rented showrooms and the like.

      33. Please provide a basis for your statement that you intend to eventually sell products throughout the United States as well as Europe and Asia. In light of the fact that you have a single distribution agreement that is limited to New York and taking into consideration your cash position and lack of operations to date, it is not clear what this statement is based on. To the extent that expansion of the sort disclosed here is anticipated, please revise the "Business" and "Plan of Operation" sections to discuss your specific plans. This comment also applies to your disclosure on page 14 that indicates you intend to "negotiate an expansion" of the existing agreement. Has Radico agreed to do this?

      Response

            Based on how this current arrangement works, Radico has agreed to consider expansion of geographic scope. The balance of the sentence regarding distribution throughout the United Stated Europe and Asia has been deleted.

            Exclusive Distributorship and Alliance Agreement, page 12

      34. Please revise your disclosure to provide the terms of your agreement with Radico Export Import, Ltd. For example, we note from Item 5 of the agreement that TNT Design must purchase a minimum quantity of goods. Also, discuss the terms of your commission structure with Radico and the termination provisions. Please consider discussing the minimum purchase requirements as well as the termination provisions in the "Risk Factors" section as well.

      Response

            o The second paragraph under this section has been revised to read:

            "TNT has exclusive and non-transferable rights granted under the agreement. Subject to certain preexisting relationships which Radico has with a limited number of distributors in New York we are the only company authorized in New York State to import, market and distribute Radico products in the state for a period of five years, renewable for additional five year-periods upon expiration of the initial term. The agreement may be terminated by either party unilaterally upon three months notice. The agreement does not provide for any minimum shipment amounts; however upon mutual agreement between TNT and Radico we will be required to buy a minimum quantity of products at commissions that will be agreed to. Nothing in the agreement prevents us from purchasing products from any other vendor or from development, marketing or distributing other fashion and beauty products."

            o An additional risk factor has been added under the subheading "Risks Related to Our Business" titled

                  OUR ONLY ALLIANCE AGREEMENT IS CONTINGENT ON OUR PURCHASING OF MINIMUM QUANTITIES AND IS SUBJECT TO TERMINATION ON THREE MONTHS NOTICE

                  Our sole alliance agreement is with Radico Export Import Ltd. which provides us limited geographical exclusivity in New York State for the sale and distribution of Radico beauty and fashion products will upon mutual agreement imposes minimum purchase requirements on us. Additionally, although the agreement has an initial term of five (5) years, the agreement provides that either party may unilaterally terminate the agreement on three months notice. Should we be unable to meet the minimum requirements of the agreement or if Radico elects to unilaterally terminate the agreement our business may be adversely affected and we may be required to cease operations

      35. You indicate that you have "exclusive" and non-transferable rights granted under the agreement with Radico. Please reconcile this with your statement that Radico also has certain preexisting distributors in New York. Please expand your disclosure to indicate the nature and the extent of these preexisting relationships Radico has with other distributors.

      Response

            TNT advises supplementally that all future distribution will go through TNT. Radico has not terminated its prior existing relationships and as such they serve as an exception, however all new distribution will be through TNT.

            Distribution Methods and Marketing, page 12

      36. Please discuss your ability to link to or otherwise utilize the websites of Radico. We note that your website currently does not link to any of Radico's websites.

      Response

            TNT advised supplementally that it will be required to finance the link to the Radico website. TNT has not been able to further develop the website, but has authorization to do so.

      Plan of Operation, page 13

      37. Your disclosure in the second paragraph relating to forward looking statements is largely repeated on page 3. Please delete all redundancies.

      Response

            The redundancies have been removed.

      38. Please revise this section to provide more specificity as to how and when you intend to achieve your business objectives. For example, do you intend to initially sell Radico's products on your eBay store website? In addition, when do you expect to complete your website and how much do you expect this to cost? Finally, in light of the fact that you currently have minimal cash and no Concrete plans to raise additional financing, please revise your disclosure to discuss how you plan to conduct your business during the next twelve months if you are unable to raise any additional financing.

      Response

            The Overview section of Plan of Operation has been revised accordingly.

      39. Please explain how you intend to conduct marketing efforts via your website. Specifically, what methods will you utilize to steer traffic to your website?

      Response

            The Overview section of Plan of Operation has been revised accordingly.

      40. Please revise your disclosure to include a discussion of how long you can satisfy your cash requirements. See item 303(a)(1) of Regulation S-B.

      Response

            The Plan of Operation section has been revised accordingly.

      Certain Relationships and Related Transactions. page 14

      41. Please revise to include the information required by Item 404(d) of Regulation S-B.

      Response

            The Company advises supplementally that it has not had any transactions with promoters.

      Part II

      42.   Please move your financial statements to Part I of your prospectus.

      Response

            The financial statements (May 31, 2005 unaudited) have been moved so that pages F-1 through F-8 appear directly page 15 in part I of the prospectus.

      Item 26. Recent Sales of Unregistered Securities

      43. You indicate on several occasions that you are relying on Regulation D for a private placement. Please revise to clearly indicate which rule you are relying on. Further, supplementally provide us with enough facts to support your use of each exemption.

      Response

            The parties intended the above private placements to be exempt from registration and prospectus delivery requirements under the Securities Act of 1933, as amended (the "Act"), pursuant to Section 4(2) of the Act and Regulation D promulgated thereunder. Each of the investors represented that they were an accredited investor or had knowledge and experience in financial business matters and that the investor is capable of evaluating the merits and risks of the investment and that the investor's intention was to acquire the securities for investment only and not with a view to distribution thereof. An appropriate legend was affixed to each share of common stock issued in the above private placements. Each investor represented that it was knowledgeable, sophisticated and experienced in making investment decisions of this kind and received adequate information about the Company or had adequate access, through the investor's business relationship with the Company to information about the Company.

      44. Please revise to clarify which exemption you are relying upon with respect to the February 2004 and December 2004 offerings. Further, supplementally provide us with enough facts to support your use of each exemption.

      Response

            Please refer to response 43 directly above.

      Item 27. Exhibits

      45. Please revise the exhibit index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601 of Regulation S-B.

      Response

            A specimen stock certificate has been included as exhibit 4.1.

      46. Please file your legal opinion with your next amendment or provide a draft opinion for us to review.

      Response

            By supplemental response, a draft copy of the legal opinion and consent (exhibits 5.1 and 23.2) is enclosed with this response.

            Exhibit 10.3

      47. Please revise to file an executed copy of your Exclusive Distributorship and Alliance Agreement.

      Response

            The signature blocks to exhibit 10.3 have been revised to now include conformed signatures.

            Report of Independent Registered Public Accounting Firm, page F-2

      48. It appears that the second paragraph of the audit report has been amended to include some of the suggested language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language: "Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion." Either revise to include these additional sentences or have your auditors tell us why they believe revision is not necessary. We may have further comment upon review of the response.

      Response

            The 2nd paragraph of the auditors' report has been revised to include the follow:

            "The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting."

            Balance Sheet, page F-3

      49. Please revise your balance sheet to present cumulative net losses as "deficit accumulated during the development stage" in accordance with paragraph 11(a) of SFAS 7.

      Response

            The balance sheet has been revised to present cumulative net losses as "deficit accumulated during the development stage".

            Notes to Financial Statements

            Note 2. Summary of Accounting Policies -

            Stock based compensation, page F-7

      50. We note that shares of common stock issued for services were based on the fair value method. Supplementally advise us how you determined the fair value of the stock granted for services in 2004 as well as the stock granted in a private placement from March to April 2004. In addition, please revise your document to include the disclosures suggested by Chapter 12 of the AICPA Practice Aid:
            Valuation of Privately-Held-Company Equity Securities issued as Compensation.

      Response

            The Company advises supplementally, as disclosed in Note 7 to the financial statements, the retainer agreement as of October 2004 required a second payment of $10,000 in cash or common stock. In December 2004, 100,000 shares were issued under the retainer agreement in payment of the second payment. The fair value was determined in accordance with FASB Statement 123, et al, para .107, "Except for transactions with employees . . . all transactions which . . . services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or of the equity instrument issued, whichever is more reliability measurable."

            The retainer agreement states that the value of the services was $10,000, or $.10, per share, and, as such, are more readily measurable. In this case, the equity instrument would also have a fair value $.10, per share, as the price per share to outside investors in both February 2004 and March 2005, the only dates of sale of equity instruments, was the same $.10, per share.

            The Company has revised their accounting policy for stock based compensation as follow:

      "Compensation costs for common stock issued for services provided by non employees were based on the fair value of the services or of the common stock issued, whichever is more reliably measurable."

Should you have any questions or would like to further discuss any of the responses contained herein, please do not hesitate to contact the undersigned.

                                             Very truly yours,
                                             Baratta & Goldstein


                                             Joseph A. Baratta